FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 45

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006 (Unaudited)
 (FROM APRIL 1, 2006 TO SEPTEMBER 30, 2006) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2006 (Unaudited)

(FROM APRIL 1, 2006 TO SEPTEMBER 30, 2006)

CONSOLIDATED

Released on October 27, 2006

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 27, 2005

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2006 to September 30, 2006)

(1) Consolidated Financial Results

	Japanese yen (millions except per share amounts)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Net sales	¥299,837	¥256,174	¥536,858
Percent change from the previous period	17.0%	8.4%	10.5%
Operating income	32,046	25,078	53,426
Percent change from the previous period	27.8%	4.1%	(0.4)%
Income before provision for income taxes	32,661	30,187	64,378
Percent change from the previous period	8.2%	10.0%	12.4%
Net income	20,776	20,401	40,949
Percent change from the previous period	1.8%	27.1%	22.4%
Net income per share- basic	¥143.65	¥285.66	¥285.47
Net income per share- diluted	¥139.59	¥274.39	¥275.05

Notes:

1. Equity in net income (loss) of affiliated companies:

¥ 7 million for the six month ended September 30, 2006

¥ (27) million for the six month ended September 30, 2005

¥ (46) million for the year ended March 31, 2006

2. Average number of shares issued and outstanding (consolidated):

144,632,007 shares for the six months ended September 30, 2006

142,834,630 shares for the six months ended September 30, 2005

143,444,914 shares for the year ended March 31, 2006

3. Change in accounting method: Not applicable

4. Percentage changes of net sales, operating income, income before provision for income taxes and net income are indicated in comparison with the same previous period.

5. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the per-share amounts of basic and diluted net income for the six months ended September 30, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of basic and diluted net income for the six months ended September 30, 2005 before the adjustments were ¥285.66, and ¥274.39, respectively.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	September 30,		March 31,
	2006	2005	2006
Total assets	¥575,708	¥525,250	¥565,970
Shareholders’ equity	281,782	231,309	263,659
Shareholders’ equity to total assets	48.9%	44.0%	46.6%
Shareholders’ equity per share	¥1,948.14	¥1,616.99	¥1,823.12

Note:

1. Number of shares issued and outstanding (consolidated):

144,641,782 shares at September 30, 2006

143,049,816 shares at September 30, 2005

144,619,182 shares at March 31, 2006

2. The per-share amounts of shareholders’ equity as of September 30, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of shareholders’ equity as of September 30, 2005 before the adjustments were ¥3,233.97.

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions except per share amounts)
	September 30		March 31
	2006	2005	2006
Net cash provided by operating activities	¥29,630	¥23,638	¥55,932
Net cash used in investing activities	(24,159)	(19,687)	(43,975)
Net cash used in or provided by financing activities	(21,697)	5,573	5,344
Cash and cash equivalents at the end of the period	¥76,107	¥81,723	¥92,079

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 94

Number of affiliates accounted for by the equity method: 4

(5) Change in Scope of Consolidation and Application of Equity Method from March 31, 2006

Number of companies newly consolidated: 1

Number of companies excluded from consolidation: 1

Number of companies newly accounted for by the equity method: 0

Number of companies excluded from accounting by the equity method: 1

2. Forecast of Consolidated Financial Performance (For the year ending March 31, 2007)

Japanese yen (Millions except per share amounts)
Net sales	¥580,000
Operating income	65,000
Income before income taxes and minority interests	65,000
Net income	40,000
Net income per share *	¥276.55

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 94 consolidated subsidiaries and 4 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Nidec Sankyo Corporation and Nidec Subic Philippines Corporation.

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec (Dalian) Limited., Nidec (Dong Guan) Limited. and Nidec Vietnam Corporation.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Nidec Sankyo Corporation.

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Sankyo Corporation
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Sankyo Corporation and Nidec Taiwan Corporation.

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Automotive Motor (Zhejiang) Corporation and Nidec Shibaura (Zhejiang) Corporation.
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.

Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Nidec Sankyo Corporation

Machinery	Sales (Japan)	Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Nidec Sankyo Corporation
	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Nidec Pigeon Corporation
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd., Nidec Nissin Corporation and Nidec Sankyo Corporation
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation, Nidec Nissin Corporation and Nidec Sankyo Corporation
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation, Nidec Nissin Corporation and Nidec Sankyo Corporation
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
	Sales	Nidec Tosok Corporation
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
Service	Service etc	Nidec Total Service Corporation and Nidec Logistics Corporation.

Nidec prepared consolidated financial reporting conforming to U.S. GAAP. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 15 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produce and sell hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells micro motors, machinery and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components and machinery ..

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsudiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NNSN segment comprises Nidec Nissin Corporation, Ltd., a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

2. MANAGEMENT POLICIES

1) Fundamental policies

Nidec and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that "spin and move", centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that "Shareholders own the company", Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels. Currently we plan to allot approximately 15% of our consolidated net income for the dividend payment.

Reserves are continually used to strengthen management structure and for business expansion to enhance profitability.

<Notification of an increase in dividends>

We decided to increase the payment of interim dividend per share by ¥7.5 from the amount of ¥12.5 for the same period of the previous year to ¥20.0 for the six-month period ended September 30, 2006. (The propose amount of the interim dividend announced on April 25, 2006 was ¥17.5 per share.)

As we revised our consolidated financial forecast for the year ending March 31, 2006, we also revised our forecast for the year end dividend of ¥20.0 which was increased by ¥17.5 from the previously announced. As the result, the dividend payment per share for the year ending March 31, 2006 will be total ¥40.0, increased by ¥7.5 compared to the previous year.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 shares and actively exercised share split to date, as exemplified by the one-to-two share split it implemented in May 2000 and November 2005.

4) Target

Nidec’s primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec.

Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles. To expand its automobile-directed motor business, Nidec has decided to acquire the motor business of the French firm, Valeo. The basic agreement was signed on October 20, 2006. This will accelerate the growth of Nidec’s automobile-directed motor business, while improving the balance of its geographic portfolio from the standpoint of its international strategy, and enhance the balance of the business mix in its long-term strategy.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities.

Nidec's present focus in this context is on securing a Group's future overseas manufacturing base in Vietnam as a means to lessen the Company's increased dependence on China.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China. Auto-parts manufacturing in Vietnam is growing steadily, and in July 2006 the production of brushless DC fans was expanded and transferred to a newly established factory in the Saigon High-tech Park. These investments are clearly tied to increases in consolidated income.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Nidec Sankyo Corporation to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches. We opened Motor Engineering Research Laboratory within our Tokyo Office in April 2005. Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. In April 2004, the new establishment of Internal Audit & Management Advisory Department with a unique functionality is also a part of such approaches. Such special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations.

D. Since April 2003, Nidec has implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In 2005 Nidec seconded top management (representative directors and presidents) to Nidec Power Motor Corporation and Nidec Shibaura, with a view to reforming the management of those firms. On June 30, 2006, Nidec Sankyo and Nidec Copal appointed youngerpresident with technical background who are expected to be able to achieve growth by meeting the market’s needs for advanced technology.

3. Operating and Financial Review and Prospects

(1) Operating Results

1. Overview of the Current Period

During the first half of fiscal 2006, the maturation of the personal computer market and concomitant price competition continued to proceed, notwithstanding the growth of the emerging BRICs market within the world IT market. Sales volume in the market for LCD televisions, mobile telephones, mobile terminals, and mobile music players remained healthy, while technological innovation and price competition persisted. These circumstances resulted in a change in each segment’s growth products or a significant change in market share. The Japanese economy is being propelled by the growth of high-level capital investment, while consumer spending is also recovering and deflation has halted, and all of this is beginning to put the economy on a growth track. At the same time, though, the U.S. economy remains in a cyclical adjustment, which is a cause of instability. Looking at the domestic business environment in this business, technological problems are synchronous with social problems, and, notwithstanding the advance and accelerating change of technology, it is indispensable to respond completely to both technology and quality issues. It cannot necessarily be said that this business environment is a favorable one, and it has become more difficult. However, the technological issues that produced a performance slump in some Nidec Group business segments last fiscal year are on an improvement path, and countermeasures in response to soaring materials prices are being put in place. In addition, overall demand for capital investment is growing, and there is quantitative growth in the worldwide IT digital market. These factors have allowed the Group to achieve improvement in its consolidated performance.

The firmness seen in the small precision motor market during the first quarter continued throughout the half, and this business segment is driving overall performance. Together with this, the recovery of earnings in other business segments is advancing, and performance has exceeded forecasts made at the beginning of the fiscal year. Further, new records were set in net sales and income.

2. Consolidated Results

Consolidated net sales for the first half of fiscal 2006 were ¥299,837 million, up ¥43,663 million (17.0%) from the first half of the preceding fiscal year. Operating income was ¥32,046 million, a year-on-year increase of approximately ¥7.0 billion (27.8%). Income before provision for income taxes increased by ¥2,470 million, or approximately 8%, to ¥32,661 million. The growth rate in pretax profits was in the single digits because exchange gains on foreign currency transactions declined this first half period by ¥3.8 billion from ¥4.5 billion in the first half of fiscal 2005. The income tax burden and minority interests increased, which held growth in net income to ¥380 million, or approximately 2%, to ¥20,776 million.

Net sales by business segment were as follows.

Net sales in the small precision motors business were ¥152,501 million, an increase of approximately ¥22,100 million (17.0%) in comparison with the first half of the preceding fiscal year. Of this increase, ¥16.7 billion was generated by growth in sales of core-product spindle motors for hard disk drives (HDD). Both the volume and value of sales increased by 21-22%. While yen-denominated net sales were virtually unchanged from the corresponding period of the previous fiscal year, a decline of approximately 5% in the value of the yen caused a corresponding decline of almost 5% in dollar-denominated net sales. Demand for spindle motors for HDDs showed year-on-year growth this first half period of approximately 40% for 2.5-inch HDDs, and approximately 20% for 3.5-inch HDDs. Shipments of 1.0-inch HDDs were extremely low, but 1.8-inch HDDs showed a slight increasing trend. Net sales of DC motors increased by approximately ¥4.4 billion (14%). Net sales for Nidec Corporation and its direct subsidiaries continued to show double-digit growth for brushless DC motors for optical disk drives, while DC motors for printers and various other devices jumped 45%. Net sales of brushless DC fans increased by approximately ¥900 million (5.2%).

The mid-size motors business saw net sales increase by approximately 24% to ¥22,285 million. This growth is attributable to higher sales of motors for automobile power steering and Nidec Shibaura Corporation’s motors for air conditioners and other home appliances. Net sales of motors for automobiles rose nearly 70% year-on-year, and motors for home appliances grew more than 20%.

Net sales in the machinery business grew by about ¥9.8 billion (approximately 29%) to ¥43,730 million. Capital investment demand overall was steady this first half period, both in Japan and overseas, and this fueled growth in the sales of each group company’s products. In particular, net sales of Nidec Sankyo Corporation’s LCD panel handling equipment and card readers surged by approximately ¥4.4 billion, or 46%, while net sales of Nidec-Shimpo Corporation’s power transmission equipment and ceramics related equipment, Nidec Copal Corporation’s semiconductor-related equipment, and Nidec-Kyori Corporation’s precision pressing machines all showed growth in the high twenties.

Net sales in the electronic and optical components business for this first half period were ¥68,514 million, up approximately ¥5.3 billion (8%). In this business segment, sales of Nidec Copal’s optical equipment, including digital camera shutters and plastic lens units, liquid crystal backlights, and new products, were approximately double their level in the corresponding period of the previous fiscal year. However, sales of Nidec Sankyo’s optical pick-up units and Nidec Nisshin Corporation’s precision chemical components were unable to maintain their growth, and took a downturn. This held the growth rate for this segment’s revenues to the single digits.

Net sales in "other" businesses rose approximately ¥2.1 billion (about 19%) to ¥12,807 million. The growth was primarily due to higher sales of pivot assemblies for HDDs.

Operating income for the half was ¥32,046 million, up approximately ¥7.0 billion (28%), of which the machinery business’s contribution was the greatest. Operating income in the machinery business this first half period increased 4.2 billion to a level twice as much as the same six months period, partially due to the fact that a special loss of ¥1.1 billion was posted in the first half of the previous fiscal year. Small precision motors, a core business, showed solid growth in operating income, but operating income in the electronic and optical components business declined.

Operating income in the small precision motors business this first half period rose approximately ¥2.5 billion (about 15%) to ¥19,508 million. In the area of spindle motors for HDDs, income from sales of 1.0-inch HDD motors, which had been high in the first half of the preceding fiscal year, dropped to nearly nothing. In addition, this business was burdened with anticipatory capital investments directed at overall expansion of sales volume, and the costs of quality improvement increased. Despite, therefore, rationalization and cost reductions accruing from the shift to in-house manufacturing and enhanced productivity, operating income from spindle motors for HDDs remained virtually unchanged, year-on-year.

Mid-sized motors turned around and began to show growth in operating income, which rose approximately ¥1.2 billion to ¥152 million. In the first half of fiscal 2005, successive increases in steel stock prices forced a substantial loss. However, the Company was able to pass some of this increase along in sales prices, and succeeded in reducing costs through overseas manufacturing. Motors for home appliances showed a profit in the first quarter this fiscal year but moved into the off season in the second quarter, and growth in sales to the industrial segment was sluggish. As a result, motors for home appliances posted a loss, albeit small, for the half. At the same time, though, the fundamental trend toward improvement is steady.

In the machinery business, the bankruptcy of Agfa Photo GmbH in the first half of fiscal 2005 caused the Company to suffer bad debt expenses of almost ¥1.1 billion. Together with the downturn in capital investment demand in the field of semiconductor manufacturing equipment, this caused income to stagnate. In the first half of fiscal 2006, though, this business rebounded and posted operating income of ¥8,655 million, approximately double the ¥4.2 billion posted in the corresponding period of the previous fiscal year. This is a new high for operating income in this business, and yielded a record high 19.8% operating income ratio.

The electronic and optical components business posted operating income of ¥4,363 million, down by over ¥900 million (approximately 18%) year-on-year. However, income in the second quarter was up by approximately ¥500 million in comparison to the first quarter, and the operating income ratio rose by more than one percentage point to approximately 7%. Nidec Copal increased profit in its optical components business by meeting pressing orders for new products, leaving room for profitability improvement. Nidec Sankyo restrained the manufacturing and sale of its optical pick-up units this first half period, while continuing its efforts to improve its yield ratio. The yield ratio improved in comparison with the second half of the previous fiscal year, but was not yet completely in the black. However, income from Nidec Copal Electronics Corporation’s motors for game machines and Nidec Nisshin’s precision plastic components was down significantly from past highs.

Operating income in "other" businesses rose by approximately ¥600 million to ¥1,531 million. This was due in part to healthy sales of pivot assemblies for HDDs. In addition, Nidec Tosok Corporation was able to absorb the effect of rising costs of steel stock seen in the first half of the previous fiscal year and achieve improved profitability, the sagging sales of its auto parts notwithstanding.

Income before provision for income taxes rose by ¥2,474 million (approximately 8%) to ¥32,661 million. However, exchange gains on foreign currency transactions declined ¥3.8 billion year-on-year, from ¥4.5 billion to ¥700 million this first half period, and gains on sales of marketable securities declined by ¥0.85 billion from ¥1.1 billion to ¥0.25 billion this first half period. But for these two factors, a combined ¥4.65 billion decline, income before provision for income taxes would have risen by ¥7.1 billion (28%).

Net income showed year-on-year growth of ¥375 million (approximately 2%) to ¥20,776 million. However, the effect of the exchange gains on foreign currency transactions and other factors mentioned above on net income kept the rate of growth in net income low. The total of income taxes and minority interests in consolidated subsidiaries increased by approximately ¥2.1 billion.

(Results in Q2)

A brief comparison of consolidated performance in the second quarter (of fiscal 2006) with the first quarter (of fiscal 2006) follows. Consolidated net sales in the second quarter were ¥154,018 million, up approximately ¥8.2 billion, or 5.6%, from the first quarter. At ¥17,012 million, second quarter operating income was up approximately ¥2.0 billion, or 13%. Net sales of small precision motors increased ¥8.3 billion (11.5%), and net sales of electronic and optical components rose ¥1.16 billion (3.4%). However, net sales of machinery declined ¥600 million (2.7%), and those of mid-size motors contracted ¥1.06 billion (9.1%). Operating income from small precision motors increased ¥1,250 million (13.7%), from electronic and optical components ¥500 million (26.1%), and from machinery ¥500 million (13.2%). However, as a result of a seasonal falloff in sales of motors for air conditioners, operating income from mid-size motors declined more than ¥300 million. Overall, however, performance in the second quarter was better than in the first quarter.

As a result, income before provision for income taxes was up ¥18.6 billion, a gain of approximately ¥4.6 billion in comparison with the first quarter. Of this, approximately ¥2.6 billion is attributable to the effect of the second quarter’s exchange gain, in contrast to the exchange loss on foreign currency transactions posted in the first quarter. Consolidated net income increased by ¥3.1 billion to ¥11.9 billion, in comparison with the first quarter.

(2) Financial Conditions

Total assets rose approximately ¥9.7 billion to ¥575,708 million, in comparison to the end of fiscal 2005 (March 31, 2006). Of this, cash and cash equivalents at the end of the first half declined by ¥15,972 million to ¥76,107 million. Trade notes receivable rose by ¥11,771 million, and property, plant and equipment was up by ¥9,244 million in comparison to the end of fiscal 2005.

Under liabilities, short-term borrowings were reduced by ¥14,726 million to ¥28,895 million. Shareholders’ equity at the end of the half was up by ¥18,123 million, boosting the shareholders’ equity ratio from 46.6% at the end of fiscal 2005 to 48.9%.

(Overview of Cash Flow)

The balance of cash and cash equivalents at the end of the half (September 30, 2006) was ¥76,107 million, down ¥15,972 million from the end of fiscal 2005 (March 31, 2006).

Net cash provided by operating activities was ¥29,630 million. This was an increase of ¥5,992 million over the corresponding period of the previous fiscal year. Sources of cash included net income of ¥20,776 million, a year-on-year increase of ¥375 million, and trade notes payable of ¥3,397 million. Adjustments included ¥1,695 million in depreciation and amortization, as well as trade notes receivable and inventories of ¥3,729 million, minority interests in consolidated subsidiaries of ¥943 million, exchange loss on foreign currency transactions of ¥2,407 million, and other expenditures of ¥904 million.

Net cash used in investing activities was ¥24,159 million, including capital investments of ¥22,144 million and investments in subsidiaries of ¥2,327 million. Total capital investments were approximately ¥1.5 billion larger than in the first half of fiscal 2005.

Net cash used in financing activities was ¥21,697 million, including ¥14,629 million in repayment of short-term borrowings, ¥3,431 million in repayment of long-term debt, and shareholder dividends of ¥2,892 million.

(3) Non-consolidated Results

Net sales this first half period were ¥89,035 million, up ¥6.2 billion, or approximately 7.5% year-on-year. By business segment, net sales of spindle motors for HDDs grew by ¥2 billion, and net sales of DC motors rose by ¥2.9 billion. These two factors accounted for the bulk of the increase.

Operating income showed a year-on-year increase of approximately ¥1.4 billion, rising to ¥5,627 million.

Ordinary income was held to growth of approximately ¥500 million, and rose to ¥12,788 million. This was primarily due to a decline of approximately ¥1.6 billion in exchange gains on foreign currency transactions. Gains on sales of investment securities, posted under extraordinary gains, declined by approximately ¥800 million, and a loss on the write-down of the stock of subsidiaries of approximately ¥1.1 billion was posted. As a result, income before provision for income taxes declined by ¥1.4 billion to approximately ¥11.9 billion, and net income fell by ¥1,715 million to ¥8,516 million.

(4) Risk Factors

The risk factors that we are recognizing as of September 30, 2005 are as follows.

(1）Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3）We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4）If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5）We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6）We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7）We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8）Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9）Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10）Our growth places strains on our managerial, operational and financial resources.

(11）We could be harmed by litigation involving patents and other intellectual property rights.

(12）Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13）We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14）We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15）We may become subject to more stringent environmental regulations in the future.

(16）We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17）For our business to continue effectively, we will need to attract and retain qualified personnel.

We have not revised nor changed any parts of the risk factors listed above which we had reported in our annual report to Chief of the Kanto Local Finance Bureau on June 23 , 2006 ..

(5) Business Forecast for the Year ending March 31, 2007

In the second half of fiscal 2006, the recovery of the Japanese economy is expected to be relatively steady, but the outlook for business conditions in the U.S. is extremely unclear. In addition, the governmental and economic aspects of country risk in Asia are on the rise. Considering there factors, the business environment will not necessarily be extremely favorable. In addition, the requirements of the market with regard to quality and cost are rising steadily, and these changes must be accommodated more quickly than ever before. It is very difficult to forecast the effects these changes will have on Nidec’s business operations and performance. Accordingly, there are no changes to the forecasts of the Company’s performance for the fiscal year that were announced on April 25, 2006.

*Forecast of the consolidated results for the full year ending March 31, 2007

Net sales	¥580,000 million	(108.0% over the previous fiscal year)
Operating income	¥65,000 million	(121.7% over the previous fiscal year)
Income before provision for income taxes	¥65,000 million	(101.0% over the previous fiscal year)
Net income	¥40,000 million	(97.7% over the previous fiscal year)

*Forecast of the non-consolidated results for the full year ending March 31, 2007

Net sales	¥184,000 million	(109.4% over the previous fiscal year)
Operating income	¥10,500 million	(118.6% over the previous fiscal year)
Recurring profit	¥24,000 million	(97.8% over the previous fiscal year)
Net income	¥17,000 million	(85.6% over the previous fiscal year)

(Note) About Forecast of Business Results

1) Consolidated accounting results were in accordance with US GAAP.

2) Exchange rate was set at 1 US$ = ¥115 for the second half. Exchange rates of Asian currencies are also set in conjunction with this.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

4. Consolidated Financial Statements and other Information

Consolidated balance sheets- Assets

	Yen in millions
	September 30, 2006		March 31, 2006		Inc or Dec	September 30, 2005
Current assets:
Cash and cash equivalents	¥76,107		¥92,079		¥(15,972)	¥81,723
Trade notes receivable	18,415		15,740		2,675	16,000
Trade accounts receivable	137,094		127,998		9,096	120,907
Inventories:
Finished goods	26,481		25,924		557	22,512
Raw materials	15,729		14,145		1,584	13,785
Work in process	16,804		16,662		142	14,292
Project in progress	1,125		893		232	1,065
Supplies and other	3,191		2,850		341	2,613
Prepaid expenses and other current assets	16,077		15,256		821	15,153
Total	311,023	54.0%	311,547	55.0%	(524)	288,050	54.8%

Investments and loan receivable:
Marketable securities and other securities investments	21,059		21,328		(269)	19,302
Investments in and advances to affiliates	2,842		2,868		(26)	1,751
Total	23,901	4.2	24,196	4.3	(295)	21,053	4.0

Property, plant and equipment:
Land	36,183		36,088		95	34,007
Buildings	90,491		89,039		1,452	84,670
Machinery and equipment	217,433		210,108		7,325	192,414
Construction in progress	14,389		8,780		5,609	7,476
Sub-total	358,496	62.3	344,015	60.8	14,481	318,567	60.6
Less - Accumulated depreciation	(173,024)	(30.1)	(167,787)	(29.6)	(5, 237)	(155,012)	(29.5)
Total	185,472	32.2	176,228	31.2	9,244	163,555	31.1

Goodwill	45,568	7.9	44,266	7.8	1,302	42,257	8.1

Other non-current assets	9,744	1.7	9,733	1.7	11	10,335	2.0

Total assets	¥575,708	100.0%	¥565,970	100.0%	¥9,738	¥525,250	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	September 30, 2006		March 31, 2006		Inc or Dec	September 30, 2005
Current liabilities:
Short-term borrowings	¥28,895		¥43,621		¥(14,726)	¥38,824
Current portion of long-term debt	2,859		4,647		(1,788)	8,495
Trade notes and accounts payable	115,854		109,053		6,801	99,725
Other current liabilities	28,994		28,809		185	29,381
Total	176,602	30.7%	186,130	32.9%	(9,528)	176,425	33.6%

Long-term liabilities:
Long-term debt	31,177		32,134		(957)	35,477
Accrued pension and severance costs	9,448		9,704		(256)	10,005
Other long-term liabilities	9,934		11,365		(1,431)	13,008
Total	50,559	8.8	53,203	9.4	(2,644)	58,490	11.1

Total liabilities	227,161	39.5	239,333	42.3	(12,172)	234,915	44.7
Minority interest in consolidated subsidiaries	66,765	11.6	62,978	11.1	3,787	59,026	11.3

Shareholders’ equity:
Common stock	65,692	11.4	65,649	11.6	43	62,173	11.8
Additional paid-in capital	68,288	11.9	68,240	12.1	48	64,777	12.3
Retained earnings	144,218	25.0	126,334	22.3	17,884	107,574	20.5
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	502		(75)		577	(6,324)
Unrealized gains on securities	3,443		3,863		(420)	3,335
Minimum pension liability adjustment	(115)		(115)		-	(56)
Total comprehensive income (loss)	3,830	0.6	3,673	0.6	157	(3,045)	(0.6)
Treasury stock, at cost	(246)	(0.0)	(237)	(0.0)	(9)	(170)	(0.0)
Total shareholders’ equity	281,782	48.9	263,659	46.6	18,123	231,309	44.0

Total liabilities and shareholders’ equity	¥575,708	100.0%	¥565,970	100.0%	¥9,738	¥525,250	100.0%

Consolidated statements of income

	Yen in millions
	Six months ended September 30,				Increase or		For the year ended
	2006		2005		Decrease		March 31, 2006
Net sales	¥299,837	100.0%	¥256,174	100.0%	¥43,663	17.0%	¥536, 858	100.0%
Cost of products sold	230,075	76.7	196,546	76.7	33,529	17.1	413,012	76.9
Selling, general and administrative expenses	22,028	7.4	20,314	7.9	1,714	8.4	41,188	7.7
Research and development expenses	15,688	5.2	14,236	5.6	1,452	10.2	29,232	5.4
Operation expenses	267,791	89.3	231,096	90.2	36,695	15.9	483,432	90.0
Operating income	32,046	10.7	25,078	9.8	6,968	27.8	53,426	10.0

Other income (expense):
Interest and dividend income	1,264		724		540		1,664
Interest expenses	(996)		(471)		(525)		(1,362)
Foreign exchange gain (loss), net	695		4,516		(3,821)		7,866
Gain (loss) from derivative instruments, net	(19)		14		(33)		75
Gain (loss) from marketable securities, net	253		1,103		(850)		3,869
Other, net	(582)		(777)		195		(1,160)
Total	615	0.2	5,109	2.0	(4,494)	(88.0)	10,952	2.0
Income before provision for income taxes	32,661	10.9	30,187	11.8	2,474	8.2	64,378	12.0
Provision for income taxes	(7,107)	(2.4)	(5,917)	(2.3)	(1,190)	20.1	(15,213)	(2.9)
Income before minority interest and equity in earnings of affiliated companies	25,554	8.5	24,270	9.5	1,284	5.3	49,165	9.1
Minority interest in income (loss) of consolidated subsidiaries	4,785	1.6	3,842	1.5	943	24.5	8,170	1.5
Equity in net (income) /loss of affiliated companies	(7)	(0.0)	27	0.0	(34)	(125.9)	46	0.0
Net income	¥20,776	6.9%	¥20,401	8.0%	¥375	1.8%	¥40,949	7.6%

Consolidated statements of shareholders’ equity and comprehensive income (loss)

	Yen in millions
For the six-month period ended September 30, 2006	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				20,776			20,776
Other comprehensive income (loss):
Foreign currency translation adjustments					577		577
Unrealized losses on securities, net of reclassification adjustment					(420)		(420)
Minimum pension liability adjustment					-		-
Total comprehensive income							20,933
Dividends paid				(2,892)			(2,892)
Exercise of stock option	23,600	43	52				95
Issuance cost of new stock			(4)				(4)
Purchase of treasury stock						(9)	(9)
Balance at September 30, 2006	144,684,892	¥65,692	¥68,288	¥144,218	¥3,830	¥(246)	¥281,782

	Yen in millions
For the six-month period ended September 30, 2005	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares*	Amount					Total
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				20,401			20,401
Other comprehensive income (loss):
Foreign currency translation adjustments					3,142		3,142
Unrealized gains from securities, net of reclassification adjustment					558		558
Minimum pension liability adjustment					0		0
Total comprehensive income							24,101
Dividends paid				(1,781)			(1,781)
Conversion of convertible debt	529,188	900	900				1,800
Exercise of stock option	50,400	93	93				186
Issuance cost of new stock			(15)				(15)
Purchase of treasury stock						(22)	(22)
Balance at September 30, 2005	143,084,514	¥62,173	¥64,777	¥107,574	¥(3,045)	¥(170)	¥231,309

	Yen in millions
For the year ended March 31, 2006	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares *	Amount					Total
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				40,949			40,949
Other comprehensive income (loss):
Foreign currency translation adjustments					9,391		9,391
Unrealized gains on securities, net of reclassification adjustment					1,086		1,086
Minimum pension liability adjustment					(59)		(59)
Total comprehensive income							51,367
Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	2,032,966	4,242	4,240				8,482
Exercise of stock option	123,400	227	250				477
Issuance cost of new stock			(49)				(49)
Purchase of treasury stock						(89)	(89)
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659

Note:

* A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the number of common stock as of March 31, 2005 and September 30, 2005 have been accordingly reflected the effect of the stock split.

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended September 30,	For the period ended September 30,	Increase or Decrease	Year ended March 31,
	2006	2005		2006
Cash flows from operating activities:
Net income	¥20,776	¥20,401	¥375	¥40,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,907	12,212	1,695	26,626
Loss (gain) on sales of marketable securities *	(253)	(1,103)	850	(3,869)
Loss (gain) on from sales, disposal or impairment of fixed assets	306	145	161	189
Minority interest in income of consolidated subsidiaries	4,785	3,842	943	8,170
Equity in net income of affiliated companies	(7)	27	(34)	46
Loss (gain) on derivative instruments, net	19	(14)	33	(75)
Foreign currency adjustments	(132)	(2,539)	2,407	(4,237)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(11,263)	(6,075)	(5,188)	(9,806)
Decrease (increase) in inventories	(3,360)	(4,819)	1,459	(10,256)
Increase (decrease) in notes and accounts payable	6,422	3,025	3,397	7,943
Increase (decrease) in accrued income taxes	(1,105)	(611)	(494)	601
Other	(465)	(853)	388	(349)
Net cash provided by operating activities	29,630	23,638	5,992	55,932
Cash flows from investing activities:
Additions to property, plant and equipment	(22,144)	(20,633)	(1,511)	(43,185)
Proceeds from sales of property, plant and equipment	565	473	92	1,505
Purchases of marketable securities	(1)	(3)	2	(329)
Proceeds from sales of marketable securities	378	1,731	(1,353)	4,083
Proceeds from sales of investments in affiliated companies	774	-	774	-
Payments for additional investments in subsidiaries	(2,327)	(2,617)	290	(5,283)
Other	(1,404)	1,362	(2,766)	(766)
Net cash used in investing activities	(24,159)	(19,687)	(4,472)	(43,975)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(14,629)	9,670	(24,299)	13,080
Proceeds from issuance of long-term debt	-	100	(100)	100
Repayments of long-term debt	(3,431)	(1,724)	(1,707)	(3,130)
Proceeds from issuance of new shares	87	185	(98)	454
Dividends paid	(2,892)	(1,781)	(1,111)	(3,569)
Other	(832)	(877)	45	(1,591)
Net cash (used in) provided by financing activities	(21,697)	5,573	(27,270)	5,344

Effect of exchange rate changes on cash and cash equivalents	254	2,088	(1,834)	4,667
Net increase (decrease) in cash and cash equivalents	(15,972)	11,612	(27,584)	21,968
Cash and cash equivalents at beginning of period	92,079	70,111	21, 968	70,111
Cash and cash equivalents at end of the first quarter	¥76,107	¥81,723	(5,616)	¥92,079

* Note: Following the share exchanges of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd., on September 1, 2006, Nidec’s share of SMBC Friend Securities Co., Ltd. were exchanged for the shares of the company, Sumitomo Mitsui Financial. As a result of this share exchange, Nidec record gain of ¥45 million for the year ended September30, 2006, included in ¥ 253 million of “Gain

Segment information

1) Operating Segment Information

			Yen in millions
	Six months ended September 30, 2006		Six months ended September 30, 2005		Increase or decrease
Net sales:
Nidec Corporation	¥89,035	17.1%	¥82,811	17.8%	¥6,224	7.5%
Nidec Electronics (Thailand) Co., Ltd.	40,232	7.7	36,490	7.8	3,742	10.3
Nidec (Zhejiang) Corporation	9,893	1.9	8,925	1.9	968	10.8
Nidec (Dalian) Limited	26,283	5.1	24,450	5.2	1,833	7.5
Nidec Singapore Pte. Ltd.	27,350	5.3	31,060	6.7	(3,710)	(11.9)
Nidec (H.K.) Co., Ltd.	17,936	3.4	11,866	2.5	6,070	51.2
Nidec Philippines Corporation	22,599	4.3	13,412	2.9	9,187	68.5
Nidec Sankyo Corporation	41,936	8.1	42,729	9.2	(793)	(1.9)
Nidec Copal Corporation	34,837	6.7	25,612	5.5	9,225	36.0
Nidec Tosok Corporation	11,087	2.1	11,227	2.4	(140)	(1.2)
Nidec Copal Electronics Corporation	11,759	2.3	11,278	2.4	481	4.3
Nidec Shibaura Corporation	8,804	1.7	8,204	1.8	600	7.3
Nidec-Shimpo Corporation	6,454	1.2	5,509	1.2	945	17.2
Nidec Nissin Corporation	5,617	1.1	6,708	1.4	(1,091)	(16.3)
All others	166,103	32.0	145,691	31.3	20,412	14.0
Sub-total	519,925	100.0	465,972	100.0	53,953	11.6
Adjustments and eliminations	(220,088)	-	(209,798)	-	(10,290)	-
Consolidated total	¥299,837	-	¥256,174	-	¥43,663	17.0%

			Yen in millions
	Six months ended September 30, 2006		Six months ended September 30, 2005		Increase or decrease
Operating income:
Nidec Corporation	¥5,627	17.5%	¥4,252	16.7%	¥1,375	32.3%
Nidec Electronics (Thailand) Co., Ltd.	5,291	16.4	5,164	20.3	127	2.5
Nidec (Zhejiang) Corporation	32	0.1	75	0.3	(43)	(57.3)
Nidec (Dalian) Limited	2,132	6.6	1,778	7.0	354	19.9
Nidec Singapore Pte. Ltd.	821	2.5	517	2.0	304	58.8
Nidec (H.K.) Co., Ltd.	185	0.6	180	0.7	5	2.8
Nidec Philippines Corporation	1,634	5.1	108	0.4	1,526	1,413.0
Nidec Sankyo Corporation.	4,796	14.9	4,203	16.5	593	14.1
Nidec Copal Corporation	1,643	5.1	924	3.6	719	77.8
Nidec Tosok Corporation	760	2.4	20	0.1	740	3,700.0
Nidec Copal Electronics Corporation	1,576	4.9	1,715	6.7	(139)	(8.1)
Nidec Shibaura Corporation	33	0.1	(74)	(0.3)	107	-
Nidec-Shimpo Corporation	579	1.8	156	0.6	423	271.2
Nidec Nissin Corporation	252	0.8	496	1.9	(244)	(49.2)
All others	6,869	21.2	5,979	23.5	890	14.9
Sub-total	32,230	100.0	25,493	100.0	6,737	26.4
Adjustments and eliminations	(184)	-	(415)	-	231	-
Consolidated total	¥32,046	-	¥25,078	-	¥6,968	27.8%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	September 30, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,530	¥12,647	¥71	¥19,106
Debt securities	-	-	-	-
Total	¥6,530	¥12,647	¥71	¥19,106

Securities not practicable to fair value
Equity securities	¥1,953

	Yen in millions
	September 30, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,930	¥10,268	¥91	¥17,107
Debt securities	5	0	-	5
Total	¥6,935	¥10,268	¥91	¥17,112

Securities not practicable to fair value
Equity securities	¥2,190

	Yen in millions
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,636	¥12,103	¥63	¥19,676
Debt securities	-	-	-	-
Total	¥7,636	¥12,103	¥63	¥19,676

Securities not practicable to fair value
Equity securities	¥1,652

SUPPORT DOCUMENTATION 1 (Six months ended September 30, 2006 )

(1) Quarterly consolidated statements of income

	Yen in millions
	From July 1, to September 30,				Increase or		Three months ended
	2006		2005		Decrease		June 30, 2006
Net sales	¥154,018	100.0%	¥133,675	100.0%	¥20,343	15.2%	¥145,819	100.0%
Cost of products sold	118,119	76.7	101,944	76.3	16,175	15.9	111,956	76.8
Selling, general and administrative expenses	10,812	7.0	9,021	6.7	1,791	19.9	11,216	7.7
Research and development expenses	8,075	5.2	7,234	5.4	841	11.6	7,613	5.2
Operation expenses	137,006	88.9	118,199	88.4	18,807	15.9	130,785	89.7
Operating income	17,012	11.1	15,476	11.6	1,536	9.9	15,034	10.3

Other income (expense):
Interest and dividend income	702		406		296		562
Interest expenses	(510)		(305)		(205)		(486)
Foreign exchange gain (loss), net	1,639		2,292		(653)		(944)
Gain (loss) from derivative instruments, net	(25)		38		(63)		6
Gain (loss) from marketable securities, net	45		1,072		(1,027)		208
Other, net	(230)		(751)		521		(352)
Total	1,621	1.1	2,752	2.0	(1,131)	(41.1)	(1,006)	(0.7)
Income before provision for income taxes	18,633	12.2	18,228	13.6	405	2.2	14,028	9.6
Provision for income taxes	(3,979)	(2.6)	(3,573)	(2.6)	(406)	11.4	(3,128)	(2.1)
Income before minority interest and equity in earnings of affiliated companies	14,654	9.6	14,655	11.0	(1)	(0.0)	10,900	7.5
Minority interest in income (loss) of consolidated subsidiaries	2,732	1.8	3,025	2.3	(293)	(9.7)	2,053	1.4
Equity in net income (loss) of affiliated companies	(5)	(0.0)	23	0.0	(28)	(121.7)	(2)	(0.0)
Net income	¥11,927	7.8%	¥11,607	8.7%	¥320	2.8%	¥8,849	6.1%

(2) Business Segment Information

	Japanese yen (Millions)
	Six months ended September 30, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥152,501	¥22,285	¥43,730	¥68,514	¥12,807	¥299,837	¥(-)	¥299,837
Intersegment	82	81	5,858	234	2,153	8,408	(8,408)	-
Total	152,583	22,366	49,588	68,748	14,960	308,245	(8,408)	299,837
Operating expenses	133,075	22,214	40,933	64,385	13,429	274,036	(6,245)	267,791
Operating income	¥19,508	¥152	¥8,655	¥4,363	¥1,531	¥34,209	¥(2,163)	¥32,046

	Japanese yen (Millions)
	Six months ended September 30, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥130,388	¥17,957	¥33,908	¥63,188	¥10,733	¥256,174	¥(-)	¥256,174
Intersegment	214	48	6,259	335	1,826	8,682	(8,682)	-
Total	130,602	18,005	40,167	63,523	12,559	264,856	(8,682)	256,174
Operating expenses	113,616	19,081	35,733	58,216	11,610	238,256	(7,160)	231,096
Operating income	¥16,986	¥(1,076)	¥4,434	¥5,307	¥949	¥26,600	¥(1,522)	¥25,078

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(3) Sales by Geographic Segment

			Yen in millions
	Six months ended September 30, 2006		Six months ended September 30, 2005		Increase or decrease
Japan	¥167, 080	55.7%	¥142,771	55.7%	¥24,309	17.0%
America	3, 879	1.3	4,180	1.6	(301)	(7.2)
Singapore	32, 424	10.8	35,804	14.0	(3,380)	(9.4)
Thailand	35, 246	11.8	24,912	9.7	10,334	41.5
Philippines	6, 072	2.0	3,318	1.3	2,754	83.0
China	17, 141	5.7	13,461	5.3	3,680	27.3
Other	37, 995	12.7	31,728	12.4	6,267	19.8
Total	¥299, 837	100.0%	¥256,174	100.0%	¥43,663	17.0%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(4) Sales by Region

			Yen in millions
	Six months ended September 30, 2006		Six months ended September 30, 2005		Increase or decrease
North America	¥9,043	3.0%	¥8,936	3.5%	¥107	1.2%
Asia	187,551	62.6	156,835	61.2	30,716	19.6
Other	10,550	3.5	9,381	3.6	1,169	12.5
Overseas sales total	207,144	69.1	175,152	68.4	31,992	18.3
Japan	92,693	30.9	81,022	31.6	11,671	14.4
Consolidated total	¥299,837	100.0%	¥256,174	100.0%	¥43,663	17.0%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

Subsequent events

We and Valeo S.A.(“Valeo”) have entered into a Memorandum of Understanding  (“MOU”) regarding the sale of the motors & actuators business of Valeo (“VMA business”).

We have focused on expanding its motor business as a core business strategy, and have expanded its in-car motor business, as well as its business for small precision motors mainly used in IT devices. We believe that the most effective way to compete in such business is to acquire a business with a favorable historical performance, because it takes time to develop production capacity for in-car motors and distribution channels for such products to Tier 1 customers.

Valeo’s VMA business has achieved high recognition in the in-car motor market and has a wide range of products and customer portfolios.  We believe that combining this business with our world leading brushless technologies will further enhance our market position. We expect that the acquisitions contemplated by the MOU will have a positive impact on the growth of our in-car motor business.

Moreover, Valeo’s VMA business has international operations in regions including Europe, North America and China. The contemplated acquisition will provide us, which has operation mainly in Asia, with in-car motor business operations in every major region of the world, which will allow us to cater its customers’ global operations.

1. Description of the VMA business

(1)	Business	Valeo motors & actuators business
(2)	Locations	Europe (France, Germany, Spain and Poland), North America (United States and Mexico) and China
(3)	Description of Main Business Activities	Manufacture of electric motors for use in automobiles
(4)	Main Products	Motors for airflow systems, body closure systems, seat positioning systems and brake systems
(5)	Number of Employees	Approximately 1,800 employees
(6)	Non-audited pro forma Consolidated Operating Results in Recent Fiscal Years
		(Euros in millions)
		Fiscal Year ended December 31, 2005
	Net Sales	253
	Operating Income(1)	9
		(4)
	EBITDA(2)	26
		17

Note: The operating results in Fiscal Years ended December 31, 2005 is presented in accordance with international accounting standards.

(1) Operating Income: Top row is excluding extraordinary items. Bottom row is including extraordinary items.

(2) EBITDA: Top row is excluding extraordinary items. Bottom row is including extraordinary items.

2. Indicative Transaction Schedule

October 20, 2006	Execution of MOU
Mid November, 2006	Execution of definitive agreements
Late December, 2006	Closing of acquisition

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 27, 2006

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Selected Non-Consolidated Financial Performance (from April 1, 2006 to September 30, 2006)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Six months ended September 30		Year ended March 31
	2006	2005	2006
Net sales	¥89,035	¥82,811	¥168,220
Percent change from the previous period	7.5%	39.0%	29.1%
Operating income	5,627	4,252	8,852
Percent change from the previous period	32.3%	553.1%	276.4%
Recurring profit	12,788	12,296	24,544
Percent change from the previous period	4.0%	108.1%	82.2%
Net income	8,516	10,231	19,866
Percent change from the previous period	(16.8%)	107.4%	59.9%
Net income per share (Yen)	¥58.88	¥143.26	¥137.24

Notes:

1. Average number of shares issued and outstanding at the beginning and end of the period:

144,632,007 shares for the six months ended September 30, 2006

71,417,315 shares for the six months ended September 30, 2005

143,444,914 shares for the year ended March 31, 2006

2. Change in accounting method: Not applicable

3. Percentage change of net sales, operating income, recurring profit and net income are indicated in comparison with the same period of the previous fiscal year.

4. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. The per-share amounts of basic net income for the year ended September 30, 2005 after adjustments to reflect the effect of the stock split are ¥71.63.

(2) Financial Position

	Japanese yen (Millions, unless indicated)
	September 30		March 31
	2006	2005	2006
Total assets	¥306,991	¥285,047	¥303,032
Net assets	205,066	185,049	200,227
Capital adequacy ratio	66.8%	64.9%	66.1%
Net assets per share (Yen)	¥1,417.75	¥2,587.19	¥1,383.27

Notes:

1. Number of shares issued and outstanding at the end of the respective period:

144,641,782 shares at September 30, 2006

71,524,908 shares at September 30, 2005

144,619,182 shares at March 31, 2006

2. Number of treasury stock at the end of the respective period:

43,110 shares at September 30, 2006

17,349 shares at September 30, 2005

42,110 shares at March 31, 2006

3. The net assets per share is on pre-split basis. Assuming the split had taken effect on September 30, 2005, the net assets per share translates into ¥1,293.60.

4. Regarding the date, Net assets, Capital adequacy ratio and Net assets per share as of Six months ended September 30, 2005 and Year ended March 31, 2006, Shareholders’ equity, Shareholders’ equity to total assets and shareholders’ equity per share are booked.

2. Forecast of Non-Consolidated Financial Performance (For the year ending March 31, 2007)

Yen in million (except for per share data)
Net sales	¥184,000
Operating income	10,500
Recurring profit	24,000
Net income	17,000
Net income per share	¥117.53

3. Dividends

	Japanese yen (Yen)
	Year ending March 31, 2007	Year ended March 31, 2006
Dividend per share (interim)	¥20.00	¥12.50 *1
Dividend per share (year-end)	¥20.00 *2	¥20.00
Dividend per share (annual)	¥40.00 *2	¥32.50 *1

Notes:

*1: A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005.

Therefore the dividends per share (interim) and (annual) for the year ended March 31, 2006 have been accordingly adjusted to reflect the effect of the stock split.

*2: The dividends per share (year-end) and (annual) are forecast amounts.

NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2006		2005		2006
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥13,309		¥7,781		¥13,657		(¥348)
Notes receivable	1,136		1,097		1,094		42
Accounts receivable	46,123		48,997		47,586		(1,463)
Inventories	7,434		3,623		6,003		1,431
Deferred income taxes	1,755		1,507		1,684		71
Short-term loans to affiliates	45,255		38,788		42,781		2,474
Other receivables	6,115		6,984		5,832		283
Other current assets	612		588		512		100
Allowance for doubtful accounts	(998)		(739)		(917)		(81)
Total current assets	120,741	39.3	108,626	38.1	118,232	39.0	2,509
Fixed assets:
Tangible assets	22,251	7.3	23,132	8.1	22,432	7.4	(181)
Buildings	9,492		10,110		9,683		(191)
Machinery and equipment	1,059		1,196		1,185		(126)
Land	9,484		9,920		9,537		(53)
Other	2,216		1,906		2,027		189
Intangible assets	111	0.0	142	0.1	116	0.0	(5)
Investments and other assets:	163,888	53.4	153,147	53.7	162,252	53.6	1,636
Investment securities	6,342		6,763		7,224		(882)
Investment securities of affiliates	140,595		131,462		138,211		2,384
Deferred income taxes	603		1,286		986		(383)
Other (investments)	16,896		14,180		16,376		520
Allowance for doubtful accounts	(548)		(544)		(545)		(3)
Total fixed assets	186,250	60.7	176,421	61.9	184,800	61.0	1,450
Total assets	¥306,991	100.0	¥285,047	100.0	¥303,032	100.0	¥3,959

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2006		2005		2006
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes payable	¥115		¥118		¥97		¥18
Accounts payable	30,560		31,099		29,205		1,355
Short-term borrowings	22,165		21,898		32,795		(10,630)
Current portion of convertible bonds	-		3,595		-		-
Accrued bonuses to employees	1,363		1,096		1,169		194
Accrued bonuses to directors and statutory auditors	90		-		-		90
Other	17,314		7,610		8,595		8,719
Total current liabilities	71,607	23.3	65,416	23.0	71,861	23.7	(254)
Non-current liabilities:
Corporate bonds	27,331		30,000		27,000		331
Long-term debt	300		903		600		(300)
Accrued severance and benefit costs	1,227		1,094		1,191		36
Others	1,460		2,585		2,153		(693)
Total fixed liabilities	30,318	9.9	34,582	12.1	30,944	10.2	(626)
Total liabilities	101,925	33.2	99,998	35.1	102,805	33.9	(880)
Shareholders’ equity:
Common stock	-	-	62,173	21.8	65,649	21.7	-
Additional paid-in capital	-	-	66,395	23.3	69,870	23.1	-
Capital reserve			66,395		69,870
Retained earnings	-	-	55,032	19.3	63,175	20.8	-
Legal reserve	-	-	721		721		-
Reserve for general purpose	-	-	41,650		41,650		-
Unappropriated retained earnings	-		12,661		20,804		-
Land revaluation reserve	-	-	(303)	(0.1)	(599)	(0.2)	-
Net unrealized loss on securities	-	-	1,922	0.7	2,369	0.8	-
Treasury stock	-	-	(170)	(0.1)	(237)	(0.1)	-
Total shareholders’ equity	-	-	185,049	64.9	200,227	66.1	-
Total liabilities and shareholders’ equity	-	-	¥285,047	100.0	¥303,032	100.0	-

Net Assets
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2006		2005		2006
	Amount	%	Amount	%	Amount	%
Shareholders’ equity:
Common stock	¥65,692	21.4	-	-	-	-	-
Additional paid-in capital	69,913	22.8	-	-	-	-	-
Capital reserve	69,913		-	-	-	-	-
Other Additional paid-in capital	-	-	-	-	-	-	-
Retained earnings	68,659	22.4	-	-	-	-	-
Legal reserve	721		-	-	-	-	-
General reserve	56,150		-	-	-	-	-
Earned surplus carried forward	11,788		-	-	-	-	-
Treasury stock	(246)	(0.1)	-	-	-	-	-
Total shareholders’ equity	204,018	66.5
Valuation and translation adjustments:
Net unrealized loss on securities	1,687	0.5	-	-	-	-	-
Land revaluation reserve	(639)	(0.2)	-	-	-	-	-
Total Valuation and translation adjustments	1,048	0.3	-	-	-	-	-
Total Net Assets	205,066	66.8	-	-	-	-	-
Total Liabilities and Net Assets	¥306,991	100.0	-	-	-	-	-

2) Non-Consolidated Statement of Income

	Japanese yen (Millions)
	Six months ended September 30,				Increase or decrease	% increase	For the year ended March 31,
	2006		2005				2006
	Amount	%	Amount	%			Amount	%
Net sales	¥89,035	100.0	¥82,811	100.0	¥6,224	7.5	¥168,220	100.0
Cost of sales	75,976	85.3	72,170	87.2	3,806	5.3	146,013	86.8
Gross profit	13,059	14.7	10,641	12.8	2,418	22.7	22,207	13.2
Selling, general and administrative expenses	7,432	8.4	6,389	7.7	1,043	16.3	13,355	7.9
Operating income	5,627	6.3	4,252	5.1	1,375	32.3	8,852	5.3
Other income	7,993	9.0	8,388	10.1	(395)	(4.7)	16,984	10.1
Interest income	864		409		455		1,052
Dividend income	6,248		5,427		821		11,802
Foreign currency transaction gain	390		1,972		(1,582)		3,187
Other	491		580		(89)		943
Other expenses	832	0.9	344	0.4	488	141.9	1,292	0.8
Interest expenses	433		107		326		586
Interest on corporate bonds	-		13		(13)		10
Sales discount	247		91		156		227
Provision for doubtful accounts	47		-		47		-
Other	105		133		(28)		469
Recurring profit	12,788	14.4	12,296	14.8	492	4.0	24,544	14.6
Extraordinary gains	253	0.3	1,084	1.3	(831)	(76.7)	1,945	1.1
Gain from sale of fixed assets	3		3		-		8
Gain from sale of marketable securities	250		1,056		(806)		1,843
Gain from reversal of allowance for doubtful accounts	-		17		(17)		16
Gain from reversal of provision for retirement allowances for directors and corporate auditors	-		8		(8)		-
Other	-		-		-		78
Extraordinary losses	1,175	1.4	120	0.1	1,055	879.2	669	0.4
Loss on disposal of property, plant and equipment	17		12		5		307
Loss on write-down of investment securities	3		-		3		-
Loss on write-down of investments in subsidiaries	1,118		-		1,118		-
Loss on impairment	37		108		(71)		362
Income before income taxes	11,866	13.3	13,260	16.0	(1,394)	(10.5)	25,820	15.3
Income taxes (Current)	2,585	2.9	2,358	2.8	227		5,515	3.3
Income taxes (Deferred)	765	0.8	671	0.8	94		439	0.2
Net income	8,516	9.6	10,231	12.4	(1,715)	(16.8)	19,866	11.8
Retained earnings brought forward from previous period	-		2,940		(2,940)		2,940
Reversal of Land revaluation reserve	-		(510)		510		(214)
Dividend for the period	-		-		-		1,788
Unappropriated retained earnings for the period	-		¥12,661		¥(12,661)		¥20,804

3) Statements of Shareholders’ Equity

	Yen in millions
	Shareholders’ Equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total Shareholders’ Equity
		Capital reserve	Legal reserve	Other retained earning
				Reserve for general purpose	Earned surplus carried forward
Balance at March 31, 2006	¥65,649	¥69,870	¥721	¥41,650	¥20,804	¥(237)	¥198,457

Issuance of new shares	43	43					86
Cash dividends (Note)					(2,892)		(2,892)
Officers bonuses (Note)					(180)		(180)
Savings of reserve for general purpose (Note)				14,500	(14,500)		-
Net income					8,516		8,516
Purchase of treasury stocks						(9)	(9)
Net increase / decrease during the term under review except in Shareholders’ Equity					40		40
Total increase / decrease during the term under review	43	43	-	14,500	(9,016)	(9)	5,561
Balance at September 30, 2006	¥65,692	¥69,913	¥721	¥56,150	¥11,788	¥(246)	¥204,018

	Yen in millions
	Valuation and Translation Adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total Net Asset
Balance at March 31, 2006	¥2,369	¥(599)	¥200,227

Issuance of new shares			86

Cash dividends (Note)			(2,892)
Officers bonuses (Note)			(180)
Savings of reserve for general purpose (Note)			-
Net income			8,516
Purchase of treasury stocks			(9)
Net increase / decrease during the term under review except in Shareholders’ Equity	(682)	(40)	(682)
Total increase / decrease during the term under review	(682)	(40)	4,839
Balance at September 30, 2006	¥1,687	¥(639)	¥205,066

Note:

Appropriation Retained Earnings under the resolutions at the annual general meeting of shareholders on June, 2006.

4) Important Items Regarding the Basis of Preparation of Financial Statements

1. Valuation method of assets

a) Securities:

Investments in subsidiaries and affiliates:	Valuation at cost, with cost determined by the moving average method
Other securities with fair value:

Stated at fair value based on market price at end of the period

(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:	Stated at cost determined using the moving average method.

b) Derivatives: Stated at fair value

c) Valuation method of inventories:

Finished goods, materials, work in progress:	Stated at the lower of cost or market with cost determined using the moving average method
Supplies:	Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(2) Intangible fixed assets: Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees:

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Accrued bonuses to directors and statutory auditors:

Nidec Corporation provided accrued bonuses to directors and statutory auditors based on the estimated amount for payment.

(4) Provision for employees’ retirement benefits:

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

4. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2006, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

a) Method of hedge: Forward exchange contracts

b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

(1) Accounting for consumption taxes: Computed by the net of tax method

(2) Application of consolidated taxation system

Nidec Corporation has adopted consolidated taxation system.

Change of Important Items Regarding the Basis of Preparation of Financial Statements

<Accounting standard for bonuses to directors and statutory auditors >

Accounting standard on bonuses to directors and statutory auditors based on the Japanese GAAP are adopted from this interim fiscal period ended September 30, 2006.

As a result, operating income, recurring profit and income before income taxes are decreased each ¥90 million.

<Accounting standard for presentation of Shareholders’ equity of balance sheet >

Accounting standard for presentation of Shareholders’ equity on balance sheet and guideline for accounting of presentation of Shareholders’ equity on balance sheet based on the Japanese GAAP are adopted from this interim fiscal period ended September 30, 2006.

The amount of shareholders’ equity is ¥205,066 millions, based on an established standard. Shareholders’ equity of balance sheet is entered based on revised regulations of interim financial statement

<Accounting standard for financial instrument>

Accounting standard for financial instrument based on the Japanese GAAP are adopted from this interim fiscal period ended September 30, 2006. Based on revised regulations of interim financial statement, the amount of bond premium is recognized as include in corporate bonds. As a result, corporate bonds of Non-current liabilities are increased by ¥331 millions than established standard. And others of Non-current liabilities are decreased by ¥331 millions than established standard.

Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Accumulated depreciation of tangible assets	¥13,599	¥12,859	¥13,139

2. Handling of consumption tax

As of September 30, 2006

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of September 30, 2005

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of March 31, 2006

Not applicable.

Note to Non-Consolidated Statements of Income

1. Depreciation and amortization

	Japanese yen (Millions)
	For the six months ended September 30, 2006	For the six months ended September 30, 2005	For the year ended March 31, 2006
Tangible assets	¥687	¥699	¥1,490
Intangible assets	22	21	43

2. Loss on impairment

For the six months ended September 30, 2006

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥38million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Land	Kyotango, Kyoto	¥38 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets.

For the six months ended September 30, 2005

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥108 million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Building and others	Itabashi, Tokyo	¥41 million
Land	Mimasaka, Okayama	¥67 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Market value of assets that is difficult to sale or to divert is calculated as ¥0.

For the year ended March 31, 2006

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥362 million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Building and others	Itabashi, Tokyo	¥41 million
Land and others	Mimasaka, Okayama	¥78 million
Building and others	Kyotango, Kyoto	¥243 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Market value of assets that is difficult to sale or to divert is calculated as ¥0.

Note to Quarterly Statement of Shareholders’ Equity

For the six months ended September 30, 2006

	Thousand shares
	Beginning of the period	Increase during the period	Decrease during the period	End of the period
Common stock	42	1	-	43
Total	42	1	-	43

Note:

The reason for increase of treasury stock is as follows:

Increase due to repurchase of treasury stock less than one unit.

Notes to Marketable Securities

As of September 30, 2006

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥103,011	¥249,963	¥146,952
Investment in affiliates	-	-	-
Total	¥103,011	¥249,963	¥146,952

As of September 30, 2005

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥98,186	¥203,286	¥105,100
Investment in affiliates	-	-	-
Total	¥98,186	¥203,286	¥105,100

As of March 31, 2006

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥100,753	¥295,299	¥194,546
Investment in affiliates	-	-	-
Total	¥100,753	¥295,299	¥194,546

Subsequent event

Nidec and Valeo S.A.(“Valeo”) have entered into a Memorandum of Understanding  (“MOU”) regarding the sale of the motors & actuators business of Valeo (“VMA business”).

Nidec has focused on expanding its motor business as a core business strategy, and has expanded its in-car motor business, as well as its business for small precision motors mainly used in IT devices.  Nidec believes that the most effective way to compete in such business is to acquire a business with a favorable historical performance, because it takes time to develop production capacity for in-car motors and distribution channels for such products to Tier 1 customers.

Valeo’s VMA business has achieved high recognition in the in-car motor market and has a wide range of products and customer portfolios.  Nidec believes that combining this business with Nidec’s world leading brushless technologies will further enhance Nidec’s market position.  Nidec expects that the acquisitions contemplated by the MOU will have a positive impact on the growth of Nidec’s in-car motor business.

Moreover, Valeo’s VMA business has international operations in regions including Europe, North America and China.  The contemplated acquisition will provide Nidec, which has operation mainly in Asia, with in-car motor business operations in every major region of the world, which will allow Nidec to cater its customers’ global operations.

1. Description of the VMA business

(1)	Business	Valeo motors & actuators business
(2)	Locations	Europe (France, Germany, Spain and Poland), North America (United States and Mexico) and China
(3)	Description of Main Business Activities	Manufacture of electric motors for use in automobiles
(4)	Main Products	Motors for airflow systems, body closure systems, seat positioning systems and brake systems
(5)	Number of Employees	Approximately 1,800 employees
(6)	Non-audited pro forma Consolidated Operating Results in Recent Fiscal Years
		(Euros in millions)
		Fiscal Year ended December 31, 2005
	Net Sales	253
	Operating Income(1)	9
		(4)
	EBITDA(2)	26
		17

Note: The operating results in Fiscal Years ended December 31, 2005 is presented in accordance with international accounting standards.

(1) Operating Income: Top row is excluding extraordinary items. Bottom row is including extraordinary items.

(2) EBITDA: Top row is excluding extraordinary items. Bottom row is including extraordinary items.

2. Indicative Transaction Schedule

October 20, 2006	Execution of MOU
Mid November, 2006	Execution of definitive agreements
Late December, 2006	Closing of acquisition